Exhibit 3.1

Amendment to Article III, Section 3

of Hardinge Inc. By-Laws

SECTION 3.                              Number of Directors.

The number of directors constituting the entire Board of Directors shall be eight (8). This number may be increased or decreased from time to time by amendment of the se By-Laws, provided, however, that the number may not be decreased to less than three (3). No decrease in the number of directors shall shorten the term of any incumbent director.